PRESS RELEASE                          SOURCE:  First Trust/Four Corners
                                                Senior Floating Rate Income Fund

First Trust/Four Corners Senior Floating Rate Income Fund Announces Final Results of Tender Offer For Its Outstanding Money Market Cumulative Preferred Shares

         WHEATON, IL -- (BUSINESS WIRE) -- July 15, 2009 -- First Trust/Four Corners Senior Floating Rate Income Fund (NYSE Amex: FCM) (the "Fund"), a closed-end fund managed by First Trust Advisors L.P., announced today the results of its offer to purchase for cash up to 100% of its outstanding Money Market Cumulative Preferred Shares ("MMP Shares") at a price equal to 95% of the liquidation preference of $25,000 per share ($23,750 per share) plus unpaid dividends accrued through July 14, 2009. The offer expired at 5:00 P.M., Eastern time on July 14, 2009. According to the depositary for the offer, as of the expiration of the offer, a total of 813 MMP Shares, representing approximately 92.4% of the Fund's outstanding MMP Shares, were validly tendered.

         The tender offer referred to in this announcement was made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the Information Agent, The Altman Group, Inc. by calling (212) 400-2605.


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CONTACT:  Warren Antler - wantler@altmangroup.com, (212) 400-2605

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SOURCE:  First Trust/Four Corners Senior Floating Rate Income Fund